The McClatchy Company 2003 *Annual Report*

MCCLATCHY AT A GLANCE

	DAILY CIRCULATION	SUNDAY CIRCULATION	TOTAL REVENUES
MINNESOTA			
***Star Tribune* (Minneapolis)**			
2003	**379,200**	**675,500**	**$364,288,000**
2002	**378,000**	**675,000**	**$359,100,000**



Home Garden
BUSINESS INSIDER
Star Tribune
SECRETS OF ASBESTOS

	DAILY CIRCULATION	SUNDAY CIRCULATION	TOTAL REVENUES
CALIFORNIA			
The Sacramento Bee			
2003	**295,900**	**352,900**	**$239,828,000**
2002	**294,300**	**348,500**	**$224,212,000**
The Fresno Bee			
2003	**162,500**	**193,000**	**$ 93,856,000**
2002	**161,700**	**191,500**	**$ 89,505,000**
The Modesto Bee			
2003	**86,500**	**93,200**	**$ 58,513,000**
2002	**85,700**	**92,400**	**$ 55,570,000**
Merced Sun-Star			
2003	**17,400**	**21,500***	



The Fresno Bee
MERCED SUN-STAR
The Modesto Bee
The Sacramento Bee

	DAILY CIRCULATION	SUNDAY CIRCULATION	TOTAL REVENUES
CAROLINAS			
***The News & Observer* (Raleigh, NC)**			
2003	**170,000**	**210,000**	**$128,878,000**
2002	**169,400**	**210,000**	**$130,073,000**
***The Herald, The Beaufort Gazette and The Island Packet* (South Carolina)**			
2003	**62,200**	**63,900**	**$ 37,124,000**
2002	**61,700**	**64,000**	**$ 36,597,000**



The Beaufort Gazette
The Herald

	DAILY CIRCULATION	SUNDAY CIRCULATION	TOTAL REVENUES
NORTHWEST			
***The News Tribune* (Tacoma, WA)**			
2003	**129,000**	**146,000**	**$ 79,306,000**
2002	**128,800**	**145,900**	**$ 77,893,000**
Anchorage Daily News			
2003	**71,500**	**84,700**	**$ 55,708,000**
2002	**72,000**	**85,300**	**$ 56,629,000**
***Tri-City Herald* (Washington)**			
2003	**42,000**	**45,300**	**$ 23,518,000**
2002	**41,200**	**44,800**	**$ 22,376,000**



Tri-City Herald
Anchorage Daily News
Native tongue

INTERNET	TOTAL PAGE VIEWS AT ALL SITES	TOTAL REVENUES**
2003	**1,251,980,000**	**$ 29,855,000**
2002	**1,044,436,000**	**$ 22,227,000**



* Represents weekend circulation.

**Largely included in individual newspapers revenues reported elsewhere in this section.

FINANCIAL HIGHLIGHTS

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2003	2002	% CHANGE
FOR THE YEAR			
Net revenues	$1,099,391	$1,069,960	2.8%
Operating expenses	850,450	826,155	2.9%
Income from continuing operations	144,197	130,549	10.5%
Net income	150,222	131,216	14.5%
Income from continuing operations per share – diluted	3.10	2.83	9.5%
Net income per share – diluted	3.23	2.84	13.7%
Operating cash flow*	319,080	316,994	0.7%
AT YEAR END			
Total assets	$1,875,298	$1,981,561	-5.4%
Bank debt	347,000	496,000	-30.0%
Stockholders' equity	1,216,017	1,057,329	15.0%
Shares outstanding:			
Class A shares	19,896	19,471	2.2%
Class B shares	26,384	26,544	-0.6%

* OPERATING CASH FLOW REPRESENTS OPERATING INCOME ($248,941,000 IN 2003 AND $243,805,000 IN 2002) PLUS DEPRECIATION AND AMORTIZATION ($70,139,000 IN 2003 AND $73,189,000 IN 2002).

CORPORATE PROFILE

The McClatchy Company dates from the California Gold Rush era, when James McClatchy was a founding editor of its first newspaper, *The Sacramento Bee.* Headquartered in Sacramento, California, McClatchy is a leading newspaper and Internet publisher. It publishes 12 daily and 18 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy's papers have daily circulation of 1.41 million and Sunday circulation of 1.86 million. McClatchy's newspapers include, among others, the *Star Tribune* in Minneapolis, *The Sacramento Bee*, *The Fresno Bee* and *The Modesto Bee* in California, *The News & Observer* (Raleigh, NC), *The News Tribune* (Tacoma, WA) and the *Anchorage Daily News.* McClatchy also publishes a leading local website in each of its daily newspaper markets, offering users information, comprehensive news, advertising, e-commerce and other services, and owns and operates Nando Media, a national online publishing operation.

McClatchy is listed on the New York Stock Exchange under the symbol MNI.

TO OUR SHAREHOLDERS



GARY PRUITT, CHAIRMAN, PRESIDENT & CEO

What makes McClatchy different?

A big part of the answer is that we are different because our values and objectives stay the same. Though the company embraces innovation and welcomes change, operations stay centered on the consistent, disciplined execution of our tested central strategies.

You have often heard us declare that we intend to be the leading local media company in some of the best markets in the country – and we are. Overall, we operate in communities where the number of households is projected to grow 35% faster than the national average over the next five years, bringing us more readers, Internet users and advertisers. In each of these markets, McClatchy's

ADVERTISING REVENUES were up 3.7%, marking the third consecutive year McClatchy has outperformed the industry average.	**MCCLATCHY'S 2003 CONTINUING EARNINGS were a record $144.2 million, or $3.10 per share, on top of record earnings in 2002.**	**MCCLATCHY ACHIEVES RECORD RESULTS WHILE IMPROVING ITS NEWSPAPERS FOR READERS.**

combined newspaper/interactive/direct marketing presence has established us as the clear media leader.

Serving premium markets is only half the equation defining our success. We also must operate in ways that take full advantage of the opportunities presented. Our record financial results for 2003 are clear evidence that we continue to do just that.

Total revenues increased 2.8% last year, and advertising revenues were up 3.7%, marking the third consecutive year our advertising revenue performance outpaced the industry average. Once again, we enjoyed record earnings. Net income from continuing operations was $144.2 million and our earnings per share from continuing operations were $3.10. When the gain from our June 2003 sale of The Newspaper Network is included, our earnings per share were $3.23. Our financial results are covered in more detail beginning on page 20 of this report.

Our financial success has also been reflected in our stock price, which closed 2003 at $68.80, a gain of 21.3% for the year. Over the past five years, the total return on McClatchy stock was the best in the newspaper industry, growing at an annual rate of 17.2%. Our peer group averaged 8.4%, and our closest index, the S&P Mid-Cap 400, grew at an average annual rate of 9.2%.

As we have often explained, we measure success at McClatchy across a broad range of measurements, both financial and qualitative, and 2003 was a year of record performance on all those fronts. While some companies retrenched or cut back during challenging times, we achieved record financial results while improving our newspapers to keep them relevant and essential. We did so by listening to readers and offering continual quality and content enhancements; making design and navigation improvements to streamline reading and invite engagement; growing space devoted to news; and building stronger, better trained newsroom staffs.

These continuing improvements for readers provide the foundation for our companion goal of growing daily and Sunday circulation, and in 2003, McClatchy reported its 19th consecutive year of daily circulation growth. No other public newspaper company comes close to this record. Our newspapers reported daily and Sunday circulation growth of 0.4% in 2003.

Growing circulation is a cornerstone of our enterprise, but we know we can do even more to grow our business and serve advertisers. So we are offering direct marketing and direct mail services for advertisers to supplement the reach of our

MCCLATCHY REPORTED ITS 19TH CONSECUTIVE YEAR OF CIRCULATION GROWTH IN 2003.

10.4% Direct marketing revenues grew 10.4% to $46.4 million in 2003.

INTERNET REVENUES JUMPED 34.3% to $29.9 million and cash contributed by Internet operations more than quadrupled.

newspapers and leading Internet sites, allowing them to target specific audiences or blanket an entire market.

While our direct mail operations are successful ventures in their own right, they also preserve advertising in the newspapers. For instance in 2003, Safeway found *The Sacramento Bee's* direct mail program so effective that it continued advertising with *The Bee* despite pulling newspaper advertising throughout the rest of California. Our direct marketing operations contributed $46.4 million in revenues in 2003, up 10.4% from 2002.

Our Internet operations are also growing and achieving great success. McClatchy websites are among the most popular local sites in each of our daily newspaper markets. While some companies still struggle with losses from Internet businesses, online operations at McClatchy are generating strong financial results. In 2003, Internet revenues increased 34.3% to $29.9 million.

More than 70% of our Internet revenues come from classified advertising. To put that contribution in perspective, total print classified advertising revenue was down 1.4% in 2003 due to the continued decline of help wanted advertising, but classified revenue was up 0.8% when print and online revenues were combined.

The efforts of some 10,000 employees combine to move our company forward. These dedicated colleagues are among the industry's finest. They reflect their communities well, and we continue to press for even more diversity throughout the company. For example, journalists of color now constitute about 17 percent of our newsroom employees, compared to about 12.5 percent for the industry.

Looking ahead, we find that the results we achieved last year mean we will be challenged again in 2004 by our own success. Some financial comparisons with 2003's records will be tough, but we are optimistic. We expect a steady recovery in advertising revenues, and we will continue our cost discipline.

We anticipate continued financial success in 2004. We also expect circulation growth, and we will continue to diversify our business mix through direct marketing and Internet operations. And we will continue to recruit and retain talented and diverse employees.

We are also excited because 2004 brings another daily newspaper to our organization. In early January, we strengthened our portfolio with a small but strategically potent addition: the *Merced Sun-Star*, a growing California daily with

17% Journalists of color now constitute about 17% of McClatchy newsroom employees versus 12.5% for the industry.	**McClatchy adds MERCED SUN-STAR and 5 adjacent non-dailies to its family of newspapers in early 2004.**	**McClatchy operates in COMMUNITIES where the number of households is projected to grow 35% FASTER than the national average.**

17,400 five-day and 21,500 weekend circulation. The price for the paper and five adjacent non-dailies was $40.5 million. We expect this acquisition to be accretive to earnings by one penny per share in 2004. It promises to be a winning strategic fit with our three *Bee* newspapers also located in California's Central Valley.

The Merced region has evolved over the last decade into a fast-growing market. Just 40 miles south of Modesto, home to our *Modesto Bee* newspaper, and 60 miles north of Fresno, home to our *Fresno Bee*, Merced's population is growing 33% faster than the national average and its retail base is rapidly expanding, with several new retailers opening stores in the market. Merced is also the site for the next campus in the University of California system.

Before closing, I want to take this opportunity to acknowledge and thank Peter CaJacob, our vice president of human resources, who is retiring this spring after 14 years of service. We have benefited from his wisdom and counsel. We welcome Heather Fagundes as our new vice president of human resources. She is uniquely qualified to step into Pete's shoes, bringing with her both a fresh perspective and a strong foundation in McClatchy values.

Now, to share some specifics about just what makes our company different, I'd like to let some of our employees describe their jobs and efforts, representative of their many talented and dedicated coworkers who together help make McClatchy what it is.

Gary B. Pruitt
Chairman, President & CEO
March 1, 2004

ADVERTISING: Over the last three years, McClatchy has been an industry leader in newspaper advertising revenue performance. But we don't take such success for granted. Healthy growth markets and geographic diversification help us sustain our record, but we back them up with vigorous sales efforts at each newspaper to ensure continued, superior performance.

STEVEN BERNARD, VICE PRESIDENT, ADVERTISING, *THE SACRAMENTO BEE*

"What do our customers need to be *successful?*"

I can't imagine a better job than directing advertising efforts at *The Sacramento Bee.* Every day we get to ask, "What do our customers need to be successful?" and then set out to make that happen.

We restructured the ad department to bring the power of integrated teams into play for each customer. We learn what they need and then make sure to deliver more than they expect. We do whatever that takes.

Teams cross-sell more than 10 products beyond the core newspaper, including online. For example, a combination of shared mail and home delivery means we can reach 100 percent of our fast-growing market, and as a result we've captured 95 percent share of midweek inserts and seen dramatic revenue growth. The result is both satisfied customers and happy team members.


$2.99 ea.
Sliced Loaf Cake
Rich, creamy and perfect for a snack. Choose from Chocolate, Golden or Almond Poppyseed. 14 oz.
$1.00
$1.49 ea.
Specialty Bread
FRESH SERVICE
Deli
$6.99 lb.
Country Chicken or Italian Turkey Breast
Sliced To Order


spices Costco samples
LIFE
SPORTS
Anchorage Daily News
ALASKA'S NEWS

JOURNALISM: Quality journalism is the foundation of our efforts at McClatchy, and our mantra has always been: good journalism is good business. We say this not because it's a nice ringing phrase, but because it describes both our public service mission and our newspaper operations. Journalistic excellence ensures that our papers will be relevant and essential to readers.

NICOLE TSONG, REPORTER, ANCHORAGE DAILY NEWS

"The chance to do this kind of work reminds me why I wanted to be a reporter."

JOURNALISTS ARE EXPECTED TO DIG DEEP, digest quickly and then explain complex issues to readers who are in a hurry. We're almost always dealing with sources who know far more than we do about the subject, but we're often writing for readers who know far less.

THAT MEANS LEARNING ABOUT A LOT OF TOPICS from first-hand experience, on the run. But sometimes, we can go deeper. Our continuing coverage of clergy sexual abuse in Anchorage has allowed me to explore one specific topic in addition to my regular beat duties. I've become an avid consumer of stories on the Vatican, the arcane laws governing church hierarchy and dimensions of Catholic politics. The chance to do this kind of work reminds me why I wanted to be a reporter - and why I'm so glad I am.

CIRCULATION: Circulation growth is the vital foundation of our business; over time, it both sustains advertising success and gives us pricing flexibility. We are the last mass medium in our markets, and healthy circulation growth ensures that our advertisers can reach all their customers. For all these reasons, circulation growth is the best barometer of long-term health for any newspaper, and that makes us especially proud to note that in 2003 McClatchy posted its 19th consecutive year of daily circulation growth.

STEVE ALEXANDER, SENIOR VICE PRESIDENT, CIRCULATION, *STAR TRIBUNE*

"Our ambition is to make every reader happy with our service every day."

WHEN WE TALK ABOUT "PREMIER SERVICE" AT THE STAR TRIBUNE CIRCULATION DEPARTMENT, WE'RE DOING MORE THAN REPEATING A SLOGAN OR MISSION STATEMENT. INSTEAD, WE'RE DESCRIBING THE OVER-THE-TOP CUSTOMER SERVICE THAT HAS DRIVEN DAILY AND SUNDAY CIRCULATION GAINS FOR THE LAST FIVE YEARS AND GROWN MARKET SHARE AGAINST ALL COMPETITORS – A RELENTLESS DRIVE THAT ANIMATES EVERYTHING WE DO.

OUR AMBITION IS TO MAKE EVERY READER HAPPY WITH OUR SERVICE EVERY DAY. THAT'S WHAT WE WANT TO DELIVER TO OUR CUSTOMERS AND HOW WE JUDGE OUR OWN PERFORMANCE. IT'S A JOB THAT'S NEVER DONE, BUT FOR US THAT JUST MEANS WE HAVE A CHANCE TO DO IT EVEN BETTER TOMORROW.


MINNEAPOLIS
55404
55408
StarTribune
50¢ DAILY $1.75 SUNDAY
Star Tribune
Crowd attacks soldiers in Iraq
Wintry reminder sweeps state
Stadium debate off and running
StarTribune
StarTribune



INTERNET: McClatchy has been a leader in online publishing since the earliest days of the Internet boom. Our success results from operational excellence aimed at a simple mission – to be the local interactive leader in each of our markets. Our newspaper websites and portals are the most popular locally operated sites in each McClatchy market, a key ingredient in making us the leading media company in each locale. To maintain and extend that success, we keep their look, feel and content fresh and compelling.

CHRISTIAN A. HENDRICKS, VICE PRESIDENT, INTERACTIVE MEDIA, *THE MCCLATCHY COMPANY*

"WE'VE ESTABLISHED OUR WEBSITES AS A PROFITABLE WAY TO HELP OUR ADVERTISERS REACH THEIR CUSTOMERS."

Not so long ago, people thought of the Internet as a big threat to newspapers. At McClatchy, we've been able to show that it's an asset and an opportunity, instead.

Working with talented and innovative people all around our company, we've established interactive operations as a powerful new communications medium and a profitable way to help our advertisers reach their customers. We centralized Internet infrastructure at Nando, encouraged experimentation in individual markets and then reinforced success throughout the company.

The result is a new line of business for McClatchy, uniting the power and reach of our newspapers with a dynamic new way of telling stories and reaching customers. It's a marriage that's working better all the time.



11
Thursday
254/111
8:00 AM - 2:00 PM
Board Meeting

DIVERSITY: We know that good results flow from motivated, capable employees, which is why employee development ranks high on our list of performance measures. The McClatchy culture emphasizes exemplary, ethical performance in pursuit of the highest quality, a formula that naturally attracts top talent to our company. We always aim to reflect the diversity of the communities we serve, and our record in this regard is among the best in the industry.

JACKIE STARK, VICE PRESIDENT, HUMAN RESOURCES, *THE NEWS & OBSERVER*

"We're moving way beyond simple tolerance, embracing the richness that genuine diversity brings."

At the N&O, we're focused on building, fostering and maintaining a diverse workforce that strengthens an appreciation, respect and understanding of our differences. That means moving way beyond simple tolerance, embracing the richness that genuine diversity brings.

We strive for this goal in everything from training and recruiting to volunteer outreach opportunities. In 2003, our efforts included partnerships with minority institutions, monthly presentations from diverse community leaders and scheduled opportunities for our own staffers to address one another about similarities and differences.

These and many other efforts help us create a happier, more rewarding workplace and a newspaper that reflects its community better because all kinds of voices are heard.

FINANCIAL REVIEW

Quarterly Results of Operations

The Company's business is somewhat seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year as a result of increased advertising activity during the spring holiday and Christmas periods. The first quarter is historically the weakest quarter for revenues and profits. The Company's quarterly results are summarized as follows (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003				
Net Revenues from continuing operations	**$257,881**	**$276,370**	**$272,100**	**$293,040**
Operating income	**47,261**	**66,095**	**61,266**	**74,319**
Net income	**25,310**	**43,448**	**35,838**	**45,626**
Net income per common share	**0.55**	**0.94**	**0.77**	**0.98**
2002				
Net Revenues from continuing operations	$249,650	$271,462	$264,172	$284,676
Operating income	47,432	67,339	59,610	69,424
Net income	23,296	36,225	32,649	39,046
Net income per common share	0.51	0.78	0.71	0.84

In June 2003 the Company sold the assets of The Newspaper Network, Inc., a discontinued operation, and recorded a gain equal to 13 cents per share. All revenues and operating income have been reclassified to reflect only those from continuing operations. This reclassification had no material impact on the amounts of revenues and operating income in 2002, nor was the results of the discontinued operation material to any quarterly results other than the second quarter of 2003.

In fiscal 2002 the Company adopted SFAS No. 142, eliminating the amortization of goodwill. Also in the fourth quarter of fiscal 2002, the Company recorded a charge to write down the value of certain real property, which reduced earnings by two cents per share.

Eleven-Year Financial Summary

(Dollars in thousands, except per share amounts)	2003	2002	2001
Consolidated Income Statement Data:			
Revenues – Net:			
Advertising	**$ 910,628**	$ 877,838	$ 871,375
Circulation	**165,552**	166,050	168,462
Other	**23,211**	26,072	28,302
Total	**1,099,391**	1,069,960	1,068,139
Operating Expenses:			
Depreciation and amortization	**70,139**	73,189	109,029
Other costs and expenses	**780,311**	752,966	787,092
Total	**850,450**	826,155	896,121
Operating Income	**248,941**	243,805	172,018
Other nonoperating (expenses) income	**(18,282)**	(28,137)	(53,137)
Income from Continuing Operations Before Tax Provision:	**230,659**	215,668	118,881
Income Tax Provision	**86,462**	85,119	61,944
Income From Continuing Operations	**144,197**	130,549	56,937
Discontinued Operation:			
Income from discontinued operation before tax provision (including $10,224 gain on disposal in 2003)	**10,076**	1,217	1,821
Income tax provision	**4,051**	550	761
Income from discontinued operation	**6,025**	667	1,060
Net Income	**$ 150,222**	$ 131,216	$ 57,997
Net Income Per Common Share:			
Income from continuing operations	**$ 3.10**	$ 2.83	$ 1.25
Income from discontinued operation	**0.13**	0.01	0.02
Net income per share	**$ 3.23**	$ 2.84	$ 1.27
Dividends Per Common Share	**$ 0.44**	$ 0.40	$ 0.40
Consolidated Balance Sheet Data:			
Total Assets	**$1,875,298**	$1,981,561	$2,104,160
Long-term bank debt	**204,923**	471,615	594,714
Stockholders' equity	**1,216,017**	1,057,329	998,165
Other Data:			
Operating income to revenues	**23%**	23%	16%
Income from continuing operations to revenues	**13%**	12%	5%
Long-term bank debt to total capital	**14%**	31%	37%
Operating cash flow from continuing operations	**$ 319,080**	$ 316,994	$ 281,047
Book value per share	**$ 26.28**	$ 22.98	$ 21.89

On June 10, 2003, the Company sold the assets of The Newspaper Network, a national sales and marketing company. Prior year data has been reclassified for this discontinued operation. In fiscal 2002 the Company adopted SFAS No. 142 and 144 and in accordance with these statements, eliminated the amortization of goodwill and recorded a charge (equal to two cents per share) to write down certain land. Results in 2001 include charges totaling 13 cents per share for a writedown of certain Internet investments and an environmental reserve. Results in 1997 include a gain totaling 14 cents per share from the sale of various operations. Results in 1996 include a gain of four cents per share on the sale of various operations. Results for 1995 include a four cents per share charge related to early retirement programs, while 1994 includes a favorable tax adjustment of 16 cents per share. The financial information also gives effect to various newspaper acquisitions in the eleven-year period, including The Star Tribune Company in 1998 and The News and Observer Publishing Company in 1995. This summary should be read in conjunction with the consolidated financial statements and notes thereto.

Operating cash flow (OCF) represents operating income plus depreciation and amortization included in this summary. We have presented OCF data, which we believe is comparable to the data provided by other companies in the industry (many newspaper companies provide EBITDA, which approximates OCF) because such data are commonly used as a measure of performance for newspaper companies; however, there can be no assurances that it is comparable. OCF does not purport to represent cash provided by operating activities as reflected in our consolidated statements of cash flows. In addition, OCF should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Management believes the presentation of OCF is relevant and useful because 1) it is a measurement utilized by lenders to measure our ability to service our debt, 2) it is a measurement utilized by industry analysts to determine a private market value of our newspapers, and 3) it is a measurement industry analysts utilize when determining our operating performance.

2000	1999	1998	1997	1996	1995	1994	1993
$ 926,745	$ 875,299	$ 756,052	$504,745	$484,460	$418,841	$368,068	$350,046
175,429	175,638	162,433	107,298	108,317	95,248	85,017	83,729
28,915	27,775	43,357	25,314	28,149	24,159	16,264	14,055
1,131,089	1,078,712	961,842	637,357	620,926	538,248	469,349	447,830
109,169	106,598	93,490	53,012	52,702	43,805	38,003	35,558
789,698	748,265	687,503	466,801	485,334	425,045	355,144	346,509
898,867	854,863	780,993	519,813	538,036	468,850	393,147	382,067
232,222	223,849	180,849	117,544	82,890	69,398	76,202	65,763
(62,810)	(64,438)	(58,755)	505	(7,321)	(3,359)	(2,303)	(6,188)
169,412	159,411	122,094	118,049	75,569	66,039	73,899	59,575
81,407	77,355	61,022	48,140	32,314	28,294	24,627	27,389
88,005	82,056	61,072	69,909	43,255	37,745	49,272	32,186
1,608	850	9	(1,058)	(1,834)	(2,454)	(2,938)	(323)
683	374	30	(381)	(685)	(932)	(1,126)	(116)
925	476	(21)	(677)	(1,149)	(1,522)	(1,812)	(207)
$ 88,930	$ 82,532	$ 61,051	$ 69,232	$ 42,106	$ 36,223	$ 47,460	$ 31,979
$ 1.95	$ 1.82	$ 1.41	$ 1.83	$ 1.14	$ 1.01	$ 1.33	$ 0.89
0.02	0.01	—	(0.02)	(0.03)	(0.04)	(0.05)	(0.01)
$ 1.97	$ 1.83	$ 1.41	$ 1.81	$ 1.11	$ 0.97	$ 1.28	$ 0.88
$ 0.40	$ 0.38	$ 0.38	$ 0.38	$ 0.323	$ 0.304	$ 0.264	$ 0.216
$2,165,658	$2,204,028	$2,248,430	$857,798	$878,952	$900,424	$589,533	$526,663
778,102	878,166	1,004,000	94,000	190,000	243,000	—	—
958,851	879,666	807,005	567,055	505,067	470,034	443,955	384,443
21%	21%	19%	18%	13%	13%	16%	15%
8%	8%	6%	11%	7%	7%	10%	7%
45%	50%	55%	14%	27%	34%	—	—
$ 341,391	$ 330,447	$ 274,339	$170,556	$135,592	$113,203	$114,205	$101,321
$ 21.19	$ 19.57	$ 18.05	$ 14.88	$ 13.37	$ 12.55	$ 11.88	$ 10.67

Management's Discussion

Overview

During 2003, the Company published 24 newspapers in four regions of the country – Minnesota, California, the Carolinas and the Northwest (Alaska and Washington). The Company's newspapers range from large dailies serving metropolitan areas to non-daily newspapers serving small communities. The Company supplements its newspaper publishing with an array of niche products and direct marketing initiatives, including direct mail. The Company also operates leading local websites in each of its daily newspaper markets offering users information, comprehensive news, advertising, e-commerce and other services. The Company also owns and operates Nando Media, an interactive media operation that provides newspapers with content, publishing tools and software development.

The Company's primary source of revenue is advertising. While percentages vary from year to year, and from newspaper to newspaper, local retail advertising carried as a part of newspapers ("run-of-press" or "ROP" advertising) or in advertising inserts placed in newspapers (preprint advertising), contributes roughly 40% of advertising revenues at the Company's newspapers. Recent trends have been for certain national or regional retailers to use greater preprint advertising and less ROP advertising, although that trend shifts from time to time. Nonetheless, ROP advertising still makes up the majority of retail advertising. Classified advertising, primarily in automotive, employment and real estate categories, contributes about 40% and national advertising (from national telecommunications, financial, automotive manufacturers and certain other industries) contributes about 10% of such advertising. Online advertising, direct marketing and other advertising make up the remainder of the Company's advertising revenues. Circulation revenues generally contribute from 14% to 18% of the Company's newspaper revenues, depending upon the size and locale of the newspaper. Most newspapers are delivered by independent contractors and circulation revenues are recorded net of direct delivery costs.

See Results of Operations which follow for a discussion of the Company's revenue performance and contribution by categories in 2003, 2002 and 2001.

Critical Accounting Policies

The accompanying discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The most significant areas involving estimates and assumptions are revenue recognition, allowance for uncollectible accounts, amortization and/or impairment of intangibles, pension and post-retirement expenses, insurance reserves, incentive compensation, environmental reserves, the Company's tax provision and depreciation of fixed assets. We believe the following critical accounting policies, in particular, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition – Advertising revenues are recorded when advertisements are placed in the newspaper and circulation revenues are recorded as newspapers are delivered over the subscription term. Circulation revenues are recorded net of direct delivery costs. Other revenue is recognized when the related product or service has been delivered. Revenues are recorded net of estimated incentive offerings including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the facts that give rise to the revision become known.

Allowance for Uncollectible Accounts – The Company maintains an allowance account for estimated losses resulting from the risk its customers will not make required payments. Generally, the Company uses the aging of accounts receivable to establish allowances for losses on accounts receivable. However, if the financial condition of a customer deteriorates, resulting in an impairment of their ability to make payments, additional allowances are reserved.

Goodwill and Intangible Impairment –
In assessing the recoverability of the Company's goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company analyzes its goodwill and intangible assets with indefinite lives for impairment. No material impairment loss was recorded in fiscal 2003, 2002 or 2001.

Pension and Post-retirement Benefits – The Company has significant pension and post-retirement benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including salary rate increases, discount rates and expected return on plan assets. The Company is required to consider current market conditions, including changes in interest rates, in establishing these assumptions. Changes in the related pension and post-retirement benefit costs or credits may occur in the future because of changes resulting from fluctuations in the Company's employee headcount and/or changes in the various assumptions.

The Company used a discount rate of 6.75%, assumed salary rate increases of 3.0% to 5.0% and an assumed long-term return on assets of 9.0% to calculate its retirement expenses in fiscal 2003. See note 5 to the consolidated financial statements for a more in-depth discussion of the Company's policies in setting its key assumptions related to these obligations.

Tax Provision – The Company's tax provision is based upon its estimated taxable income and includes assumptions and estimates it anticipates formalizing on its tax returns when subsequently prepared and are based upon existing tax laws. Deferred taxes are provided for temporary differences between assets and liabilities reported for financial accounting and income tax reporting purposes.

Self-Insurance – The Company is self-insured for workers' compensation in California and Alaska, and for the majority of its group health insurance costs. The Company relies on claims experience and the advice of consulting actuaries and administrators in determining an adequate provision for self-insurance claims.

Recent Events and Trends

Recent Divestiture and Acquisition:
On June 10, 2003, the Company sold the assets of The Newspaper Network (TNN), a national sales and marketing company (fiscal 2002 revenues of $11.9 million). The Associated Press purchased TNN's ad processing operations and, separately, Vertis, Inc. purchased TNN's sales and marketing assets. Total consideration from the sales was $14.2 million including the assumption of liabilities. The Company has reclassified the assets and liabilities of TNN as held for sale in its Consolidated Balance Sheet as of December 29, 2002. The revenues and operating results of TNN are included in discontinued operations in the Company's Consolidated Statement of Income in 2001, 2002 and 2003, as is the gain on its sale in 2003.

On January 7, 2004, the Company purchased the assets of the *Merced Sun-Star*, a daily newspaper in Merced, California and five non-daily newspapers (Merced Group) for $40.5 million in cash from Pacific-Sierra Publishing, Inc. The *Merced Sun-Star* has five-day circulation of 17,400 and weekend circulation of 21,500, and the Merced Group had revenues in its fiscal 2003 (ending March) of $12.6 million. The results for the Merced Group are not reflected in the Company's financial statements prior to January 7, 2004.

Operating Revenues:
While total advertising revenues grew 3.7% in fiscal 2003, classified advertising continued to decline, particularly in the employment category. Employment advertising, which reached $190.8 million in 2000, declined 41.6% to $111.4 million by the end of 2002. Employment advertising revenues declined an additional 12.0% to $98.0 million in fiscal 2003, but the rate of decline slowed from the second quarter of 2003 through the end of the year, with the fourth quarter declining 6.6% from fiscal 2002 fourth quarter. While print employment revenues have declined, the Company's online revenues and particularly the employment category have experienced strong growth. When print and online employment advertising are combined, employment advertising declined only 7.2% for all of fiscal 2003. Also, the declines in employment advertising were offset by advertising revenue growth in other categories in 2003. Please see the revenue discussions below under Results of Operations.

Operating Costs:
Newsprint prices were higher than prior year levels beginning in the second quarter of 2003, resulting in higher newsprint expense for the year. An increase in newsprint prices was implemented in the fourth quarter of 2002 and was followed by three additional increases in 2003. All other things being equal, a hypothetical $10 per metric ton change in newsprint prices affect earnings per share by three cents annually. The Company's newsprint suppliers have announced a $50 per metric ton price increase for February 2004; however, at this time it is uncertain when the price increase will be effective or whether it will be in the amount indicated by the announcement. The eventual timing and amount of any further changes in newsprint pricing is dependent on global demand and supply for newsprint. The impact of newsprint price increases on the Company's expenses is discussed under Results of Operations below.

The Company's fringe benefit costs increased 9.5% over fiscal 2002 due primarily to higher retirement and medical costs, and are expected to continue to increase in fiscal 2004. In addition, historically low long-term interest rates caused the Company to use a 6.75% discount rate to calculate its pension and post-retirement expenses in fiscal 2003 compared to a 7.5% rate used in fiscal 2002. This is the primary factor in driving up retirement expenses. Continued low interest rates have resulted in the Company using a discount rate of 6.25% to value its year-end pension obligations and to calculate its 2004 pension expense. In addition, with an economic recovery anticipated by many analysts over the next several years, the Company believes it is prudent to increase its assumed rate of salary increase from 3.0% to 5.0% used in 2003 to 3.5% to 5.0% in 2004 for its pension plans. These factors will increase the Company's pension expense in fiscal 2004 compared to 2003. See Note 5 to the Consolidated Financial Statements. The Company has contributed $60.0 million to its pension plans in fiscal 2004, and earnings on this contribution will partially offset these increases. Nonetheless, the Company expects its pension and post-retirement expense to increase between $6.0 million to $8.0 million in fiscal 2004. Medical costs also rose in 2003, and are expected to increase in fiscal 2004 between $5.0 million and $6.0 million.

Results of Operations
Fiscal 2003 Compared to Fiscal 2002
The Company reported net income from continuing operations of $144.2 million, or $3.10 per share, compared to the fiscal year 2002 earnings from continuing operations of $130.5 million, or $2.83 per share. Total fiscal 2003 earnings from continuing operations included a pre-tax charge of $1.0 million to write down a certain Internet investment. Net income including the discontinued operation was $150.2 million in fiscal 2003, or $3.23 per share, compared to $131.2 million, or $2.84 per share, in fiscal 2002.

Revenues:

Revenues from continuing operations in fiscal year 2003 increased 2.8% to $1.1 billion with advertising revenues up 3.7% to $910.6 million and circulation revenues down 0.3% to $165.6 million.

The following table summarizes the Company's revenue by category in 2003 (in thousands):

	2003	2002	% Change
Advertising Revenues:			
Retail	**$ 397,415**	$ 382,467	3.9
National	**95,214**	85,749	11.0
Classified:			
Automotive	**119,014**	120,933	-1.6
Employment	**98,028**	111,359	-12.0
Real Estate	**89,110**	77,374	15.2
Other	**36,796**	38,149	-3.5
Total Classified	**342,948**	347,815	-1.4
Other	**75,051**	61,807	21.4
Total Advertising	**910,628**	877,838	3.7
Circulation	**165,552**	166,050	-0.3
Other	**23,211**	26,072	-11.0
Total Revenues	**$1,099,391**	$1,069,960	2.8

While the Company reviews and evaluates the operations of each individual newspaper, for purposes of organization and ease of understanding, the following table summarizes fiscal 2003 revenues at its newspaper operations by region with year over year changes:

	Minnesota		California		Carolinas		Northwest	
	Revenues	% Change	Revenues	% Change	Revenues	% Change	Revenues	% Change
Revenues:								
Advertising	$294,894	2.3	$338,485	7.3	$146,769	0.6	$130,480	1.9
Circulation	66,194	-0.9	50,338	0.3	24,126	-3.4	24,894	-3.3
Other	3,200	-19.6	5,451	6.0	5,801	-10.2	7,787	-14.2
Total	$364,288	1.4	$394,274	6.3	$176,696	-0.3	$163,161	1.2

Retail advertising grew $14.9 million over fiscal 2002 due primarily to growth in preprinted advertising inserts placed into the newspapers, which was up $13.5 million or 9.3%. Much of this growth was from the Company's three daily *Bee* newspapers in California ($8.2 million) and from the *Star Tribune* in Minneapolis ($5.4 million).

National advertising increased $9.5 million reflecting strong advertising from telecommunication companies at most newspapers, and banking and automotive advertising at *The Sacramento Bee.* In fact, $3.7 million of the increase in national advertising was at *The Sacramento Bee*, and the California newspapers as a group contributed $6.7 million of the increase.

Classified advertising declined $4.9 million, due primarily to a $13.3 million decline in employment advertising, offset somewhat by strong advertising growth of $11.7 million in classified real estate advertising. Automotive and other classified advertising declined $3.2 million with only the California newspapers showing growth in these areas. The decline in automotive is partially due to difficult comparisons to strong growth in this category in 2002.

Employment advertising was down at all newspapers as this industry-wide trend of lower employment advertising continued, especially at larger metropolitan newspapers. The *Star Tribune* in Minnesota and *The Sacramento Bee* recorded most of these declines by virtue of being the Company's two largest newspapers. *The News & Observer* in Raleigh, NC, had significant losses of employment advertising over the last few years; however, it was one of the Company's first newspapers to show an improving trend in the second half of fiscal 2003. Employment revenue declined $5.3 million at the *Star Tribune*, $3.6 million at *The Sacramento Bee*, and $464,000 at *The News & Observer.*

Real estate advertising was strong at all newspapers except for those in the Carolina region, where they declined nominally due to local market conditions. The increase in real estate advertising at the Company's other newspapers reflects the national trend in this category.

Other advertising revenues increased $13.2 million and primarily consisted of direct marketing and Internet advertising revenues, two of the fastest growing revenue sources at the Company's newspapers. Direct marketing revenues increased $4.4 million with much of the growth coming from the Company's California newspapers ($3.2 million) where the three *Bee* newspapers have combined to offer direct mail programs to advertisers. Online advertising grew $8.7 million or 47.5% with strong growth at all newspapers, but with particularly strong growth at *The Sacramento Bee* (up $2.9 million) and the *Star Tribune* (up $2.2 million).

Circulation revenues declined nominally as increases at some newspapers were offset by declines at others. Each newspaper pursues its own mix of rate changes and promotional programs. The most significant declines in circulation revenues were at the *Star Tribune*, which reflected changes in the sales mix between single copy and home delivery and promotional programs, and at *The Island Packet* and *The Beaufort Gazette*, where reclassifications of certain delivery costs to a contra-revenue account decreased net circulation revenues.

Other revenues declined $2.9 million with much of the decline in the Northwest newspapers ($1.2 million) due to lower commercial printing revenues and at Nando Media ($437,000) due to the Company's decision to discontinue the sale of news and information content to third parties.

Operating Expense:

Total operating expenses from continuing operations increased by 2.9% in fiscal 2003 due primarily to higher newsprint, retirement and medical costs. Compensation costs were up 3.1% reflecting salary increases and higher fringe benefit costs. Salaries increased 1.7% reflecting merit increases which were offset somewhat by a 1.2% decline in head count. However, fringe benefit costs rose by 9.5%, largely due to $7.0 million in additional retirement and medical costs. Newsprint and supplement expense was up 5.0% for fiscal 2003, with newsprint prices up 5.3% and consumption down 0.9%. Other operating expenses increased 3.9% due primarily to higher postage costs associated with the Company's direct mail programs and to the write-off of certain software fixed assets. Depreciation and amortization costs declined $3.1 million, or 4.2%, primarily reflecting lower capital expenditures over the last several years and the expiration of useful lives of certain assets.

Non-Operating (Expenses) Income – Net:
Interest expense was $18.1 million for the fiscal year 2003. This is a 31.6% decline from the fiscal year 2002 as the Company benefited from lower interest rates, the expiration of two interest rate swaps and debt repayment from free cash flow. The Company also recorded $368,000 as its share of Ponderay's income for the fiscal year 2003 compared to $1.3 million of loss in the fiscal year 2002. The additional income from Ponderay primarily reflects the favorable impact of higher newsprint prices. The Company recorded losses on the writedown of an Internet investment of $1 million in fiscal 2003 as it determined that the carrying value of the investment was permanently impaired. Also, in fiscal 2002 the Company purchased a significant portion of the assets of an Internet company in which it had previously invested, and as a result of the asset purchase, the Company was required to write down its investment, recording a loss of $1 million.

Income Taxes:
The Company's effective income tax rate was 37.5% for the fiscal year 2003 compared to 39.5% for fiscal year 2002. The lower effective tax rate in 2003 primarily relates to successful resolution of certain state tax positions the Company took in connection with past acquisitions.

Fiscal 2002 Compared to Fiscal 2001
Net income in the fiscal year 2002 was $130.5 million, up 129.0%, or $2.83 per share compared to the fiscal year 2001 earnings from continuing operations of $56.9 million, or $1.25 per share. This increase largely reflects the adoption in fiscal 2002 of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," which eliminated goodwill amortization. Fiscal 2002 earnings included a pre-tax charge of $1.6 million to write down the value of certain real property (as discussed below). The fiscal year 2001 earnings from continuing operations would have been $2.01 per share if SFAS No. 142 had been in place during that year. See the discussion under operating expenses and income tax provision below, and Note 2 to the Consolidated Financial Statements for an explanation of the impact of SFAS No. 142 on the Company's year-to-date expenses and financial position.

Operating Revenues – Net:
Net revenues in the fiscal year 2002 remained virtually flat at $1.07 billion, with advertising revenues up 0.7% to $877.8 million, and circulation revenues down 1.4% to $166.1 million.

The following table summarizes the Company's revenues by category in 2002 (in thousands):

	2002	2001	% Change
Advertising Revenues:			
Retail	$ 382,467	$ 376,548	1.6
National	85,749	91,492	-6.3
Classified:			
Automotive	120,933	103,373	17.0
Employment	111,359	136,908	-18.7
Real Estate	77,374	67,346	14.9
Other	38,149	35,325	8.0
Total Classified	347,815	342,952	1.4
Other	61,807	60,383	2.4
Total Advertising	877,838	871,375	0.7
Circulation	166,050	168,462	-1.4
Other	26,072	28,302	-7.9
Total Revenues	$1,069,960	$1,068,139	0.2

While the Company reviews and evaluates the operations of each individual newspaper, for purposes of organization and ease of understanding, the following table summarizes fiscal 2002 revenues at its newspaper operations by region with year over year changes:

	Minnesota		California		Carolinas		Northwest	
	Revenues	% Change	Revenues	% Change	Revenues	% Change	Revenues	% Change
Revenues								
Advertising	$288,343	-1.9	$315,585	2.9	$145,842	-0.4	$128,068	3.1
Circulation	66,775	-1.2	50,181	-2.8	24,986	1.7	24,108	-2.3
Other	3,982	-8.7	5,141	14.8	6,463	-1.1	9,077	-22.8
Total	$359,100	-1.9	$370,907	2.2	$177,291	-0.1	$161,253	0.4

Retail advertising revenues increased $5.9 million from fiscal 2001 as growth in preprint advertising increased $12.3 million, but was partially offset by declines in ROP advertising of $6.3 million. This change reflects an industry-wide trend toward advertising in preprinted inserts in lieu of ROP advertising. Much of the retail growth came from *The Sacramento Bee*, up $2.9 million, and *The News & Observer* in Raleigh, NC, up $1.7 million. Both newspapers had new mall openings in their markets during 2002 with the attendant grand-opening advertising. Retail was generally weak at other newspapers as effects from the economic recession impacted advertisers.

National advertising was down $5.7 million in fiscal 2002 compared to 2001 and declined at virtually all of the Company's newspapers as national advertisers had not yet seen recovery in their businesses from the economic recession that began in 2001, and therefore, kept advertising at lower levels.

Classified advertising increased $4.9 million; however, employment advertising was down $25.6 million, or 18.7%, from 2001 levels. The decline in employment advertising was primarily offset by strong advertising in automotive, up $17.6 million, and real estate, up $10.0 million.

Employment advertising was down significantly at the Company's three largest newspapers: the *Star Tribune*, ($12.9 million), *The Sacramento Bee* ($4.5 million), and *The News & Observer* in Raleigh, NC ($4.1 million); but was generally down at all newspapers reflecting the industry-wide trend of recent years.

The gains in automotive were largely the result of "zero-percent financing" programs in 2002 at automotive dealers, while low interest rates fueled growth in real estate activity which was reflected in greater advertising in the Company's newspapers.

Other advertising revenues increased $1.4 million, largely reflecting a $1.1 million decline in direct marketing revenues, offset by a $2.2 million increase in online advertising. *The Star Tribune* reorganized its direct marketing program to focus on more profitable projects, which improved profitability, but resulted in a $3.9 million revenue decline, while *The Sacramento Bee* expanded its direct mail programs, generating a revenue increase of $1.1 million. The increase in online advertising was generally spread throughout the Company's newspapers, except at *The News & Observer*, where lower online employment advertising pulled down total online advertising revenues slightly.

Circulation revenues declined $2.4 million and were down at most newspapers (only the Carolinas newspapers showed increases in circulation revenues) due primarily to the reclassification of certain circulation bad debts to a contra-revenue account. This reclassification reflected uncollected revenues for newspapers distributed free to home-delivery subscribers in an effort to regain subscriptions after their initial expiration date (known as "grace" period deliveries). This reclassification had no effect on earnings as it reduced both revenues and expenses.

Other revenues declined $2.2 million, with most of the decline coming from *The News Tribune* in Tacoma, WA where management declined to continue commercial printing for a large customer. By declining to renew the printing contract, *The News Tribune* was able to forego significant capital expenditures for press equipment that would have been required but, in management's view, offered no long-term strategic benefit to the newspaper.

Operating Expenses:
Total operating expenses from continuing operations decreased 7.8% to $826.2 million in fiscal 2002. Depreciation and amortization decreased $35.8 million in large part due to the adoption of SFAS No. 142, which eliminated the amortization of goodwill. Expenses excluding depreciation and amortization declined 4.3% despite an increase in compensation, which was up 2.4%, reflecting merit increases, incentive compensation increases and higher fringe benefit costs. Much of the decline in the expenses excluding depreciation and amortization was due to lower newsprint costs. Newsprint and supplements declined by 20.8% with newsprint prices down 18.9% and newsprint consumption down 3.0%. Other operating expenses were down 4.9%. Excluding a $1.6 million charge to write down certain real property, other operating expenses were down 5.7%, reflecting company-wide cost controls. The $1.6 million charge reflected the Company's decision to retain certain real property it had previously held for sale, and accordingly, wrote down the property value to its historical carrying value in accordance with SFAS No. 144, "Accounting for The Impairment or Disposal of Long-Lived Assets."

Non-Operating (Expenses) Income – Net:
Interest expense was $26.4 million for fiscal year 2002. This is a 40.0% decrease from fiscal year 2001 as the Company continued to benefit from lower interest rates and debt repayment from the Company's cash flow. The Company also recorded $1.3 million as its share of Ponderay's loss in the fiscal year 2002 compared to $527,000 of income in the fiscal year 2001. The Company recorded a loss on the writedown of an Internet investment of $1 million in fiscal 2002 after it purchased a significant portion of the assets of an Internet company in which it had previously invested, and applied purchase accounting to the fair market value of the assets at the time of purchase. In 2001, the Company recorded a loss of $10.6 million related to four Internet investments whose values were determined to be permanently impaired.

Income Taxes:
The Company's effective income tax rate was 39.5% versus 52.1% in fiscal year 2001. This decrease results primarily from the Company's adoption of SFAS No. 142 which eliminated the non-tax-deductible amortization of goodwill. See Note 2 to the Consolidated Financial Statements.

Liquidity and Capital Resources
The Company's cash and cash equivalents were $3.4 million at December 28, 2003, versus $5.4 million at the end of fiscal 2002. The Company generated $183.9 million of cash from operating activities in fiscal 2003 and has generated an aggregate of $553.7 million over the last three years. The major non-operating uses of cash over the three-year period have been to repay debt, to purchase property, plant and equipment, make pension contributions and to pay dividends. In fiscal 2003, the Company repaid $149.0 million of bank debt and has repaid $432.0 million over the last three years. The Company paid $20.3 million in dividends in fiscal 2003, while proceeds from issuing Class A stock under employee stock plans totaled $10.2 million. See the Company's Statement of Cash Flows on page 33.

In fiscal 2003, the Company made a voluntary contribution of $50.0 million to its defined benefit pension plans. In early fiscal 2004 it made additional voluntary contributions totaling $60.0 million in order to reduce the unfunded liability of its qualified pension plans, which totaled $14.0 million at December 28, 2003, and to help reduce pension expense with the earnings on the contributions. Given the anticipated increase in its pension obligations in 2004 resulting from pension expense, and depending on the return on pension assets and the interest rate environment, management considered the $60.0 million contribution to be prudent. The Company may be required to, or may voluntarily opt to, make additional contributions to its pension plans in future years, but does not currently anticipate any additional contributions in fiscal 2004.

The Company expended a total of $34.1 million in fiscal 2003 for capital projects and equipment from continuing operations to improve productivity, keep pace with new technology and maintain existing operations. Capital expenditures over the last three years from continuing operations have totaled $101.7 million and planned expenditures in fiscal 2004 are estimated to be $48.0 million at existing facilities. The Company has purchase obligations through 2011 totaling $33.2 million primarily for capital expenditures – see the table of contractual obligations below.

See Notes 1 and 7 to the Consolidated Financial Statements and the table of contractual obligations and commitments below for a discussion of the Company's commitments to Ponderay.

A syndicate of banks and financial institutions provided the bank debt financing for the 1998 acquisition of The Star Tribune Company under a Bank Credit Agreement (Credit Agreement). At December 28, 2003, the Company's bank debt totaled $347.0 million and includes term loans consisting of Tranche A of $227.0 million bearing interest at the London Interbank Offered Rate (LIBOR) plus 62.5 basis points, payable in increasing quarterly installments through March 21, 2005, and Tranche B of $102.0 million bearing interest at LIBOR plus 150 basis points and payable in semi-annual installments through September 19, 2007. A revolving credit line of up to $200.0 million, of which $18.0 million was outstanding at December 28, 2003, bears interest at LIBOR plus 62.5 basis points and is payable by March 19, 2005. Interest rates applicable to debt drawn down at December 28, 2003, ranged from 1.8% to 2.7%.

The terms of the Credit Agreement include certain operating and financial restrictions, such as limits on the Company's ability to incur additional debt, create liens, sell assets, engage in mergers, make investments and pay dividends. The debt is unsecured and is pre-payable without penalty.

With the addition of a $1.0 million letter of credit on January 2, 2004, the Company currently has outstanding letters of credit totaling $7.0 million securing estimated obligations stemming from workers' compensation claims and other contingent claims. The Company had $176.0 million of available credit under its current Credit Agreement at December 28, 2003. However, the Company drew down $122.0 million on its revolving credit line recently to make pension contributions, complete the Merced acquisition and to repay Tranche A debt, and has subsequently repaid a portion of this drawdown. Hence, its available credit at February 24, 2004 was $82.0 million.

The Company's revolving line of credit and Tranche A debt both mature before the end of its first quarter of fiscal 2005. The Company expects that most of its cash generated from operations in the foreseeable future will be used to repay debt. Management believes that the Company's operating cash flow and its access to credit facilities are adequate to meet its liquidity needs, including currently planned capital expenditures, pension contributions and future investments. In 2004 the Company expects to re-finance its existing debt facilities subject to market conditions being favorable. The Company has approximately $4.6 million of unamortized loan origination fees related to its current credit facilities (currently expensing $917,000 quarterly). The balance of these fees will be written off when the re-financing occurs.

The Company does not have, nor does it intend to enter into, derivative contracts for trading purposes. The Company has not attempted to hedge fluctuations in the normal purchases of goods and services used to conduct its business operations. Currently there is no intent to hedge or enter into contracts with embedded derivatives for the purchase of newsprint, ink, and other inventories, leases of equipment and facilities, or business insurance contracts.

The Company utilizes interest rate protection agreements (swaps) to help maintain the overall interest rate risk parameters set by management. None of these agreements were entered into for trading purposes. The swap instruments were entered into to match the significant terms of the underlying debt in an effort to provide highly effective hedges. The Company currently has one interest rate swap agreement designated as a cash flow hedge specifically designed to hedge interest rate fluctuations on $100.0 million of its variable rate bank debt through June 2004. The effect of this agreement is to fix the LIBOR interest rate exposure at approximately 3.8% on that portion of the Company's term loans. Notwithstanding the debt refinancing discussed above, the Company expects to hold this swap through its maturity.

The following table summarizes the Company's contractual obligations and commercial commitments as of December 28, 2003 (in thousands):

	Payments Due By				
	Total	1 Year	1-3 Years	3-5 Years	After 5 Years
Included in the Company's balance sheet:					
Long-term debt	$347,000	$142,077	$204,923		
Pension obligations[(a)]	34,736	1,370	2,740	$ 2,740	$27,886
Post-retirement obligations	16,269	1,968	4,000	4,000	6,301
Other long-term obligations[(b)]	5,339	842	3,215	800	482
Interest rate swap[(c)]	1,304	1,304			
Other obligations:					
Purchase obligations[(d)]	33,212	22,340	9,641	471	760
Operating leases	20,098	5,784	8,786	4,033	1,495
Stand by letters of credit[(e)]	5,985				5,985
Guarantees[(f)]	13,255	13,255			
Total	$477,198	$188,940	$233,305	$12,044	$42,909

The Company has no material capital lease obligations.

(a) Includes both qualified plans ($14.0 million) and non-qualified plans ($20.7 million).
(b) Primarily deferred compensation obligations.
(c) Amount reflects the fair value should the swap be terminated; however, the Company does not currently intend to terminate its swap prior to its normal maturity date.
(d) Primarily capital expenditures for property, plant and equipment.
(e) In connection with the Company's insurance program, letters of credit are required to support certain projected claims and obligations.
(f) The Company guarantees 13.5% of the debt of Ponderay. The Company also has purchase commitments that are more fully described in Note 1 to the Consolidated Financial Statements.

Certifications of Officers

The Company has filed with the Securities and Exchange Commission as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the fiscal year ended December 28, 2003, the certifications of its Chief Executive Officer and Chief Financial Officer required in connection with that report by Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act.

Forward-Looking Information

This annual report contains forward-looking statements regarding the Company's actual and expected financial performance and operations. These statements are based upon our current expectations and knowledge of factors impacting our business, including, without limitation, statements about return on pension plan assets and assumed salary increases, newsprint costs, amortization expense, use of derivative instruments, prepayment of debt, capital expenditures, sufficiency of capital resources and possible acquisitions. Such statements are subject to risks, trends and uncertainties. Forward-looking statements are generally preceded by, followed by or are a part of sentences that include the words "believes," "expects," "anticipates," "estimates," or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this report, could affect the future results of McClatchy, and could cause those future results to differ materially from those expressed in our forward-looking statements: general economic, market or business conditions, especially in any of the markets where we operate newspapers; geo-political uncertainties including the risk of war, changes in newsprint prices and/or printing and distribution costs from anticipated levels; changes in interest rates; changes in pension assets and liabilities; increased competition from newspapers or other forms of media in our principal markets; increased consolidation among major retailers in our newspaper markets or other events depressing the level of advertising; changes in our ability to negotiate and obtain favorable terms under collective bargaining arrangements with our employees; competitive actions by other companies; difficulties in servicing our debt obligations; other occurrences leading to decreased circulation and diminished revenues from both display and classified advertising; and other factors, many of which are beyond our control.

Consolidated Statement of Income

(In thousands, except for share amounts)	Year Ended December 28, 2003	December 29, 2002	December 30, 2001
Revenues – Net			
Newspapers:			
Advertising	$ 910,628	$ 877,838	$ 871,375
Circulation	165,552	166,050	168,462
Other	22,239	24,663	27,137
	1,098,419	1,068,551	1,066,974
Non-newspapers	972	1,409	1,165
	1,099,391	1,069,960	1,068,139
Operating Expenses			
Compensation	445,901	432,448	422,391
Newsprint and supplements	137,384	130,841	165,252
Depreciation and amortization	70,139	73,189	109,029
Other operating expenses	197,026	189,677	199,449
	850,450	826,155	896,121
Operating Income	248,941	243,805	172,018
Non-Operating (Expenses) Income			
Interest expense	(18,090)	(26,448)	(44,045)
Partnership income (loss)	368	(1,341)	527
Loss on Internet investments	(1,008)	(1,000)	(10,556)
Other – net	448	652	937
	(18,282)	(28,137)	(53,137)
Income From Continuing Operations Before Income Tax Provision	230,659	215,668	118,881
Income Tax Provision	86,462	85,119	61,944
Income From Continuing Operations	144,197	130,549	56,937
Discontinued Operation			
Income from discontinued operation before income tax provision (including $10,224 gain on disposal in 2003)	10,076	1,217	1,821
Income tax provision	4,051	550	761
Income from discontinued operation	6,025	667	1,060
Net Income	$ 150,222	$ 131,216	$ 57,997
Net Income Per Common Share:			
Basic:			
Income from continuing operations	$ 3.13	$ 2.86	$ 1.26
Income from discontinued operation	$ 0.13	$ 0.01	$ 0.02
Net income per share	$ 3.26	$ 2.87	$ 1.28
Diluted:			
Income from continuing operations	$ 3.10	$ 2.83	$ 1.25
Income from discontinued operation	$ 0.13	$ 0.01	$ 0.02
Net income per share	$ 3.23	$ 2.84	$ 1.27
Weighted Average Number of Common Shares:			
Basic	46,127	45,795	45,468
Diluted	46,456	46,178	45,616

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In thousands, except share amounts)	December 28, 2003	December 29, 2002
Assets		
Current Assets		
Cash	$ 3,384	$ 5,357
Trade receivables (less allowances of $3,084 in 2003 and $4,872 in 2002)	129,066	125,037
Other receivables	3,859	1,201
Newsprint, ink and other inventories	15,518	14,611
Deferred income taxes	18,366	20,706
Prepaid income taxes	10,355	2,411
Assets held for sale	—	76,202
Other current assets	7,910	6,365
	188,458	251,890
Property, Plant and Equipment		
Buildings and improvements	230,502	226,868
Equipment	513,134	514,355
	743,636	741,223
Less accumulated depreciation	(440,110)	(423,334)
	303,526	317,889
Land	51,373	53,229
Construction in progress	15,429	19,299
	370,328	390,417
Intangible Assets:		
Identifiable intangibles – net	81,921	105,020
Goodwill – net	1,218,047	1,218,047
	1,299,968	1,323,067
Other Assets	16,544	16,187
Total Assets	$1,875,298	$1,981,561
Liabilities and Stockholders' Equity		
Current Liabilities		
Current portion of bank debt	$ 142,077	$ 24,385
Accounts payable	31,841	26,284
Accrued compensation	60,833	61,777
Unearned revenue	40,424	39,863
Carrier deposits	2,435	2,668
Liabilities relating to assets held for sale	—	79,361
Other accrued liabilities	19,044	17,412
	296,654	251,750
Long-Term Bank Debt	204,923	471,615
Other Long-Term Obligations	58,702	128,826
Deferred Income Taxes	99,002	72,041
Commitments and Contingencies (Note 7)		
Stockholders' Equity:		
Common stock $.01 par value:		
Class A – authorized		
100,000,000 shares, issued 19,896,011 in 2003 and 19,471,307 in 2002	199	195
Class B – authorized		
60,000,000 shares, issued 26,384,147 in 2003 and 26,544,147 in 2002	264	266
Additional paid-in capital	325,599	313,320
Retained earnings	956,003	826,086
Accumulated other comprehensive loss	(66,048)	(82,538)
	1,216,017	1,057,329
Total Liabilities and Stockholders' Equity	$1,875,298	$1,981,561

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)	Year Ended December 28, 2003	December 29, 2002	December 30, 2001
Cash Flows From Operating Activities:			
Income from continuing operations	**$ 144,197**	$130,549	$ 56,937
Reconciliation to net cash provided:			
Depreciation and amortization	**70,139**	73,189	109,029
Deferred income taxes	**18,313**	6,060	(11,683)
Partnership (income) losses	**(368)**	1,341	(527)
Contribution to pension plans	**(50,000)**	(10,000)	—
Loss on Internet investments	**1,008**	1,000	10,556
Changes in certain assets and liabilities – net	**(4,015)**	(7,090)	5,661
Other	**4,593**	1,631	3,103
Net cash provided by continuing operations	**183,867**	196,680	173,076
Income from discontinued operation	**6,025**	667	1,060
Reconciliation to net cash used:			
Gain on sale of discontinued operation	**(10,224)**	—	—
Other – net	**1,331**	(31,742)	19,288
Net cash used by discontinued operation	**(2,868)**	(31,075)	20,348
Net cash provided by operating activities	**180,999**	165,605	193,424
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	**(34,149)**	(31,566)	(35,972)
Proceeds from sale of discontinued operation	**9,785**	—	—
Other – net	**500**	158	217
Net cash used by investing activities	**(23,864)**	(31,408)	(35,755)
Cash Flows From Financing Activities:			
Repayment of long-term debt	**(149,000)**	(142,000)	(141,000)
Payment of cash dividends	**(20,305)**	(18,331)	(18,197)
Other – principally stock issuances	**10,197**	12,608	9,757
Net cash used by financing activities	**(159,108)**	(147,723)	(149,440)
Net Change in Cash and Cash Equivalents	**(1,973)**	(13,526)	8,229
Cash and Cash Equivalents, Beginning of Year	**5,357**	18,883	10,654
Cash and Cash Equivalents, End of Year	**$ 3,384**	$ 5,357	$ 18,883

See notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

(In thousands, except share and per share amounts)	Par Value Class A	Par Value Class B	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Losses	Total
Balances, December 31, 2000	$180	$ 272	$284,998	$673,401		$ 958,851
Net income				57,997		57,997
Fair value of swaps January 1, 2001					$ (377)	
Change in fair value of swaps					(4,008)	
Minimum pension liability					(7,327)	
Other comprehensive loss					(11,712)	(11,712)
Total comprehensive income						46,285
Dividends paid ($.40 share)				(18,197)		(18,197)
Conversion of 551,308 Class B shares to Class A	5	(5)				—
Issuance of 348,687 Class A shares under stock plans	4		9,753			9,757
Tax benefit from stock plans			1,469			1,469
Balances, December 30, 2001	189	267	296,220	713,201	(11,712)	998,165
Net income				131,216		131,216
Change in fair value of swaps					471	
Minimum pension liability					(71,229)	
Other					(68)	
Other comprehensive loss					(70,826)	(70,826)
Total comprehensive income						60,390
Dividends paid ($.40 share)				(18,331)		(18,331)
Conversion of 104,500 Class B shares to Class A	1	(1)				—
Issuance of 422,241 Class A shares under stock plans	5		12,603			12,608
Tax benefit from stock plans			4,497			4,497
Balances, December 29, 2002	195	266	313,320	826,086	(82,538)	1,057,329
Income from continuing operations				144,197		144,197
Income from discontinued operation				6,025		6,025
Change in fair value of swaps					3,132	
Minimum pension liability					13,250	
Other					108	
Other comprehensive income					16,490	16,490
Total comprehensive income						166,712
Dividends paid ($.44 share)				(20,305)		(20,305)
Conversion of 160,000 Class B shares to Class A	2	(2)				—
Issuance of 264,704 Class A shares under stock plans	2		10,195			10,197
Tax benefit from stock plans			2,084			2,084
Balances, December 28, 2003	**$199**	**$ 264**	**$325,599**	**$956,003**	**$(66,048)**	**$1,216,017**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

The McClatchy Company (the "Company") and its subsidiaries are engaged primarily in the publication of newspapers located in Minnesota, California, the Northwest (Washington and Alaska) and the Carolinas.

On January 7, 2004, the Company purchased the assets of the *Merced Sun-Star*, a daily newspaper in Merced, California and five non-daily newspapers (Merced Group) for $40.5 million in cash. The Merced Group had revenues in its fiscal 2003 (ending March) of $12.6 million. The acquisition or results of the Merced Group are not included in the Company's financial statements prior to January 7, 2004.

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany items and transactions are eliminated. In preparing the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued operation – On June 10, 2003, the Company sold the assets of The Newspaper Network (TNN), a national sales and marketing company (fiscal 2002 revenues of $11.9 million). The Associated Press purchased TNN's ad processing operations and, separately, Vertis, Inc. purchased TNN's sales and marketing assets. Total consideration from the sales was $14.2 million including the assumption of liabilities. The Company has reclassified the assets and liabilities of TNN as held for sale in its Consolidated Balance Sheet as of December 29, 2002. The revenues and operating results of TNN are included in discontinued operations in the Consolidated Statement of Income in 2001, 2002 and 2003, as is the gain on its sale in 2003.

Revenue recognition – Advertising revenues are recorded when advertisements are placed in the newspaper and circulation revenues are recorded as newspapers are delivered over the subscription term. Unearned revenues represent prepaid circulation subscriptions.

Cash equivalents are highly liquid debt investments with maturities of three months or less when acquired.

Concentrations of credit risks – Financial instruments which potentially subject the Company to concentrations of credit risks are principally cash and cash equivalents and trade accounts receivables. Cash and cash equivalents are placed with major financial institutions. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company's concentration of risk with respect to trade accounts receivable.

Inventories are stated at the lower of cost (based principally on the first-in, first-out method) or current market value.

Related party transactions – The Company owns a 13.5% interest in Ponderay Newsprint Company ("Ponderay"), a general partnership, which owns and operates a newsprint mill in the State of Washington. The investment is accounted for using the equity method, under which the Company's share of earnings of Ponderay is reflected in income as earned. The Company guarantees certain bank debt used to construct the mill (see Note 7) and is required to purchase 28,400 metric tons of annual production on a "take-if-tendered" basis at prevailing market prices until the debt is repaid. The Company satisfies this obligation by direct purchase (payments made in 2003: $14,381,000, 2002: $12,546,000 and 2001: $10,802,000) or reallocation to other buyers.

Property, plant and equipment are stated at cost. Major improvements, as well as interest incurred during construction, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed generally on a straight-line basis over estimated useful lives of:

- 10 to 60 years for buildings
- 9 to 25 years for presses
- 3 to 15 years for other equipment

Intangibles and goodwill consist of the unamortized excess of the cost of acquiring newspaper operations over the fair values of the newspapers' tangible assets at the date of purchase. Identifiable intangible assets, consisting primarily of lists of advertisers and subscribers, covenants not to compete and commercial printing contracts, are amortized over three to forty years. Prior to the adoption of SFAS No. 142 in fiscal 2002, the excess of purchase prices over identifiable assets was amortized over forty years. Management periodically evaluates the recoverability of intangible assets by reviewing the current and projected cash flows of each of its newspaper operations. See Note 2.

Stock-based compensation – At December 28, 2003, the Company has six stock-based compensation plans, which are described more fully at Note 8. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees." No material amounts of compensation have been recorded for these plans.

Had compensation costs for the Company's stock-based compensation plans been determined based upon the fair value at the grant dates for awards under those plans consistent with the method of SFAS Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	2003	2002	2001
Net income:			
As reported	**$150,222**	$131,216	$57,997
Deduct stock-based compensation under SFAS No. 123, net of taxes	**(4,705)**	(3,828)	(2,416)
Pro forma	**$145,517**	$127,388	$55,581
Earnings per common share:			
As reported			
Basic	**$ 3.26**	$ 2.87	$ 1.28
Diluted	**$ 3.23**	$ 2.84	$ 1.27
Pro forma			
Basic	**$ 3.15**	$ 2.78	$ 1.22
Diluted	**$ 3.13**	$ 2.76	$ 1.22

Derivative instruments – The Company records its derivative instruments, primarily interest rate protection agreements (swaps), at fair value in its financial statements. See Notes 3 and 9.

Deferred income taxes result from temporary differences between amounts of assets and liabilities reported for financial and income tax reporting purposes. See Note 4.

Comprehensive income (loss) – The Company records changes in its net assets from non-owner sources in its Statement of Stockholders' Equity. Such changes relate primarily to valuing its pension liabilities and interest rate protection agreements, net of tax effects.

The following table summarizes the activity in other comprehensive income (loss) (in thousands):

	Pre-Tax	Tax	Net Change
Year Ended December 28, 2003			
Minimum pension liability	**$ 22,083**	**$ (8,833)**	**$ 13,250**
Fair value of swaps	**5,220**	**(2,088)**	**3,132**
Other	**180**	**(72)**	**108**
	$ 27,483	**$(10,993)**	**$ 16,490**
Year Ended December 29, 2002			
Minimum pension liability	$(118,715)	$ 47,486	$(71,229)
Fair value of swaps	1,197	(726)	471
Other	(113)	45	(68)
	$(117,631)	$ 46,805	$(70,826)
Year Ended December 30, 2001			
Minimum pension liability	$ (7,308)	$ 3,300	$ (4,008)
Fair value of swaps	(629)	252	(377)
	$ (7,937)	$ 3,552	$ (4,385)

The following table summarizes the accumulated other comprehensive loss balances as of December 28, 2003 (in thousands):

	Dec. 29, 2002	Current Period Change	**Dec. 28, 2003**
Minimum pension liability adjustment	$(78,556)	$13,250	**$(65,306)**
Fair value of swaps	(3,914)	3,132	**(782)**
Other	(68)	108	**40**
Accumulated other comprehensive loss	$(82,538)	$16,490	**$(66,048)**

Segment reporting – The Company's primary business is the publication of newspapers. The Company aggregates its newspapers into a single segment because each has similar economic characteristics, products, customers and distribution methods.

Earnings per share (EPS) – Basic EPS excludes dilution from common stock equivalents and reflects income divided by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of outstanding shares of common stock and dilutive common stock equivalents in the period. Common stock equivalents arise from dilutive stock options and are computed using the treasury stock method. The antidilutive stock options that could potentially dilute basic EPS in the future, but were not included in the weighted average share calculation were 85,554 in 2003, 26,754 in 2002 and 33,390 in 2001.

Note 2. Goodwill and Other Intangible Assets

In fiscal 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be (1) separately disclosed from other intangible assets in the statement of financial position, (2) no longer amortized, and (3) tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test with any impairments identified treated as a cumulative effect of a change in accounting principle. No material adjustments to the consolidated financial statements were necessary as a result of this transitional impairment test.

No material impairment loss or other changes have occurred in the Company's goodwill in fiscal 2003, 2002 or 2001.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective in its fiscal year beginning December 31, 2001. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization net of related income tax follows (in thousands):

	Twelve Months Ended		
	Dec. 28, 2003 (As reported)	Dec. 29, 2002 (As reported)	Dec. 30, 2001 (Pro forma)
Income from continuing operations before income tax provision	**$230,659**	$215,668	$118,881
Add: goodwill amortization	**—**	—	34,735
Adjusted income from continuing operations before tax	**230,659**	215,668	153,616
Income tax provision	**86,462**	85,119	61,944
Adjusted net income from continuing operations	**$144,197**	$130,549	$ 91,672
Adjusted basic earnings per share from continuing operations	**$ 3.13**	$ 2.86	$ 2.02
Adjusted diluted earnings per share from continuing operations	**$ 3.10**	$ 2.83	$ 2.01

Information regarding the Company's identifiable intangible assets is as follows (in thousands):

	December 28, 2003			
	Average Useful Life	Carrying Amount	Accumulated Amortization	Net
Advertiser and subscriber lists	**16 Years**	**$249,971**	**$181,346**	**$68,625**
Other	**8 Years**	**38,178**	**24,882**	**13,296**
Identifiable intangible assets		**$288,149**	**$206,228**	**$81,921**

	December 29, 2002			
	Average Useful Life	Carrying Amount	Accumulated Amortization	Net
Advertiser and subscriber lists	16 Years	$249,966	$162,193	$ 87,773
Other	13 Years	38,804	21,557	17,247
Identifiable intangible assets		$288,770	$183,750	$105,020

Amortization expense for intangible assets was $19,508,000 for the fiscal year ended December 28, 2003. Estimated amortization expense related to intangible assets existing at December 28, 2003, for the five succeeding fiscal years, is as follows (in thousands):

	Estimated Amortization Expense
2004	$17,846
2005	17,466
2006	7,151
2007	3,310
2008	3,301

Note 3. Long-Term Bank Debt and Other Long-Term Obligations

The Company's Credit Agreement includes term loans consisting of Tranche A of $227.0 million bearing interest at the London Interbank Offered Rate (LIBOR) plus 62.5 basis points, payable in increasing quarterly installments through March 21, 2005, and Tranche B of $102.0 million bearing interest at LIBOR plus 150 basis points and payable in semi-annual installments through September 19, 2007. A revolving credit line of up to $200.0 million bears interest at LIBOR plus 62.5 basis points and is payable by March 19, 2005. Interest rates applicable to debt drawn down at December 28, 2003, ranged from 1.8% to 2.7%.

The terms of the Credit Agreement include certain operating and financial restrictions, such as limits on the Company's ability to incur additional debt, create liens, sell assets, engage in mergers, make investments and pay dividends. The debt is unsecured and is pre-payable without penalty.

At December 28, 2003 the Company had outstanding letters of credit totaling $6.0 million securing estimated obligations stemming from workers' compensation claims and other contingent claims.

The Company does not have, nor does it intend to enter into, derivative contracts for trading purposes. The Company has not attempted to hedge fluctuations in the normal purchases of goods and services used to conduct its business operations. Currently there is no intent to hedge or enter into contracts with embedded derivatives for the purchase of newsprint, ink, and other inventories, leases of equipment and facilities, or its business insurance contracts.

The Company has one interest rate swap agreement designated as a cash flow hedge specifically designed to hedge the variability in the expected cash flows that are attributable to interest rate fluctuations on $100.0 million of its variable rate bank debt through June 2004. The effect of these agreements is to fix the LIBOR interest rate exposure at approximately 3.8% on that portion of the Company's term loans.

The swap instrument provides for payments of interest at the fixed rates and receipt of interest at variable rates, which are reset to three-month LIBOR rates quarterly. Net payments or receipts under such agreements are recorded as adjustments to interest expense. The swaps were entered into to match the significant terms of the underlying debt in an effort to provide highly effective hedges.

No gain or loss has been recorded in net income as a result of ineffectiveness of these hedges. Income, net of taxes, of $3,132,000 is recorded in comprehensive income related to these hedges – see the Company's Consolidated Statement of Stockholders' Equity. See Note 9 for a description of the fair value of the Company's interest rate swap agreements.

At the end of fiscal 2003 and 2002, long-term debt consisted of (in thousands):

	Dec. 28, 2003	Dec. 29, 2002
Term loans	**$ 329,000**	$384,000
Revolving credit line	**18,000**	112,000
Total indebtedness	**347,000**	496,000
Less current portion	**(142,077)**	(24,385)
Long-term indebtedness	**$ 204,923**	$471,615

Long-term debt matures as follows (in thousands):

2005	$110,600
2006	23,032
2007	71,291
2008	—
	$204,923

Other long-term obligations consist of (in thousands):

	Dec. 28, 2003	Dec. 29, 2002
Pension obligations	**$33,366**	$101,346
Post retirement benefits obligation	**14,301**	12,467
Deferred compensation and other	**11,035**	15,013
Total other long-term obligations	**$58,702**	$128,826

Note 4. Income Taxes

Income tax provisions related to continuing operations consist of (in thousands):

	Year Ended		
	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001
Current:			
Federal	**$59,563**	$68,466	$60,329
State	**8,585**	10,594	13,298
Deferred:			
Federal	**13,988**	4,504	(9,702)
State	**4,326**	1,555	(1,981)
Income tax provision	**$86,462**	$85,119	$61,944

The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	Year Ended		
	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001
Statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**2.2%**	4.2%	6.4%
Amortization of intangibles	**0.1%**	0.1%	10.6%
Other	**0.2%**	0.2%	0.1%
Effective tax rate	**37.5%**	39.5%	52.1%

See Note 2 for a discussion of the impact of SFAS No.142 on the amortization of non-deductible goodwill in 2002 and future years, which affect both the federal and state effective tax rates. The lower effective state tax rate in 2003 primarily relates to successful resolution of certain state tax matters in connection with past acquisitions.

The components of deferred tax liabilities (benefits) recorded in the Company's Consolidated Balance Sheet on December 28, 2003 and December 29, 2002 are (in thousands):

	2003	2002
Depreciation and amortization	**$ 82,372**	$ 91,853
Partnership losses	**3,692**	4,327
State taxes	**16,502**	12,532
Deferred compensation – primarily retirement benefits	**(19,940)**	(52,679)
Mark-to-market of interest rate swaps	**(521)**	(2,609)
Other	**(1,469)**	(2,089)
Deferred tax liability (net of $18,366 in 2003 and $20,706 in 2002 reported as current assets)	**$ 80,636**	$ 51,335

Note 5. Employee Benefits

The Company sponsors defined benefit pension plans (retirement plans) which cover a majority of its employees. Benefits are based on years of service and compensation. Contributions to the plans are made by the Company in amounts deemed necessary to provide benefits. The Company made $60.0 million in voluntary contributions to its plans in early 2004 and does not anticipate any additional contributions in the remainder of fiscal 2004.

The Company also has a number of supplemental retirement plans to provide key employees with additional retirement benefits. The terms of the plans are generally the same as those of the retirement plans, except that the supplemental retirement plans are limited to key employees and benefits under them are reduced by benefits received under the retirement plans. These plans are funded on a pay-as-you-go basis and the accrued pension obligation is largely included in other long-term obligations.

The elements of pension costs are as follows (in thousands):

	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001
Cost of benefits earned during the year	**$ 16,275**	$ 13,808	$ 12,582
Interest on projected benefit obligation	**30,214**	28,983	28,051
Expected return on plan assets	**(41,934)**	(39,137)	(40,533)
Prior service cost amortization	**632**	739	940
Actuarial loss (gain)	**747**	37	(1,381)
Transition amount amortization	**—**	—	(547)
Net pension expense (income)	**$ 5,934**	$ 4,430	$ (888)

The Company contributed $2,024,000 in 2003, $1,964,000 in 2002 and $1,999,000 in 2001 to multi-employer retirement plans.

The Company also provides or subsidizes certain retiree health care and life insurance benefits under two plans, one for employees of McClatchy Newspapers, Inc. and one for The Star Tribune Company's employees. The elements of post-retirement expenses are as follows (in thousands):

	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001
Service cost	**$1,227**	$ 622	$ 442
Interest cost	**1,611**	1,052	982
Prior service cost amortization	**(113)**	—	—
Actuarial loss (gain)	**753**	(47)	(775)
Net post-retirement benefit expense	**$3,478**	$1,627	$ 649

A reconciliation of the plans' benefit obligations, fair value of assets, funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 28, 2003 and December 29, 2002 are as follows (in thousands):

	Retirement Plans		Post-retirement Plans	
	2003	2002	**2003**	2002
Change in projected benefit obligations:				
Beginning of year	**$ 461,808**	$ 400,334	**$ 15,799**	$ 12,534
Service cost	**16,275**	13,808	**1,227**	622
Interest costs	**30,214**	28,983	**1,611**	1,052
Plan amendments	**485**	790		—
Actuarial loss	**40,389**	40,213	**9,081**	3,455
Participant contributions	**—**	—	**—**	—
Benefits paid	**(21,206)**	(22,320)	**(1,562)**	(1,864)
End of year	**527,965**	461,808	**26,156**	15,799
Change in fair market value of assets:				
Beginning of year	**314,912**	361,713	**—**	—
Return on assets	**86,308**	(35,829)	**—**	—
Contributions	**51,290**	11,348	**1,562**	1,864
Benefit payments	**(21,206)**	(22,320)	**(1,562)**	(1,864)
End of year	**431,304**	314,912	**—**	—
Funded status	**(96,661)**	(146,896)	**(26,156)**	(15,799)
Unrecognized net loss	**170,758**	175,490	**10,321**	1,993
Prior service costs	**5,129**	5,276	**(432)**	(545)
Prepaid (accrued) cost	**$ 79,226**	$ 33,870	**$(16,267)**	$(14,351)
Amounts recognized:				
Prepaid benefit cost	**$ 97,579**	$ 51,122	**—**	—
Accrued benefit liability	**(18,353)**	(17,252)	**$(16,267)**	$(14,351)
Additional liability	**(113,534)**	(136,070)	**—**	—
Intangible asset	**4,684**	5,143	**—**	—
Accumulated other comprehensive income	**108,850**	130,927	**—**	—
Net amount recognized	**$ 79,226**	$ 33,870	**$(16,267)**	$(14,351)

The assets of the plans are commingled in a Master Trust and, as of December 28, 2003 and December 29, 2002, the measurement dates for the plans, assets and related target allocations are as follows (dollars in thousands):

	Target Allocation	**Dec. 28, 2003**	Dec. 29, 2002
Equity Securities	69%	**$310,993**	$203,755
Debt Securities	28%	**105,815**	98,522
Real Estate Securities	3%	**14,496**	12,359
Cash equivalents	—	**—**	276
	100%	**$431,304**	$314,912

The Company's investment policies are designed to maximize plans returns within reasonable and prudent levels of risk, with an investment horizon of greater than ten years so that interim investment returns and fluctuations are viewed with appropriate perspective. The policy also aims to maintain sufficient liquid returns to provide for the payment of retirement benefits and plan expenses, hence, small portions of the equity and debt investments are held in marketable mutual funds.

The Company's policy seeks to provide an appropriate level of diversification of assets, as reflected in its target allocations, as well as limits placed on concentrations of equities in specific sectors or industries. It uses a mix of active managers and passive index funds. The Company's expected return on long-term assets was determined through consultation with the Company's actuaries and investment consultants by using projected returns for each asset class, factoring in both passive and active management of funds where appropriate, and developing a weighted average return based upon its target asset allocations as discussed above. This return was also compared to 30 and 50-year market returns and the plans' actual ten-year returns to gain additional assurance of reasonableness.

The Company's discount rate was determined by a review of long-term, non-callable, high quality bonds, as well as, consultation with the Company's actuaries. This rate was further substantiated by a cash flow analysis of the pension plans and a simulated bond portfolio to fund such cash flows, and comparison of the yield on this portfolio to existing indices of long-term high quality bonds. Finally, the rate was compared to discount rates expected to be used by peer companies in the industry, to the extent known, to gain additional assurance of its reasonableness.

With an economic recovery anticipated by many analysts over the next several years, the Company believes it is prudent to increase its assumed rate of salary increase from the range of 3.0% to 5.0% used in 2003 to 3.5% to 5.0% in 2004 for purposes of calculating its pension expense.

Weighted average assumptions used for valuing benefit obligations were:

	2003	2002
Retirement and Post-retirement Plans:		
Discount rate in determining		
benefit obligation	**6.25%**	6.75%
Retirement Plans:		
Rates of salary increase	**3.5%-5.0%**	3.0%-5.0%

Weighted average assumptions for pension and post-retirement expense were:

	2003	2002
Discount rate	**6.75%**	7.50%
Expected long-term return		
on assets	**9.0%**	9.0%
Rates of salary increase	**3.0-5.0%**	3.0%-5.0%

The following table summarizes data for pension plans with accumulated benefit obligations in excess of plan assets, (in thousands):

	Dec. 28, 2003	Dec. 29, 2002
Projected benefit obligation	**$527,965**	$461,808
Accumulated benefit obligation	**465,413**	416,359
Fair value of plan assets	**431,304**	314,912

For the McClatchy Newspapers, Inc. post-retirement plan (benefit obligation of $4.7 million, expense of $340,000), the medical care cost trend rates are estimated to remain at 5.8% for the year 2004. A 1.0% change in the assumed health care cost trend rate would have changed the benefit obligation and the annual service cost only nominally. For the *Star Tribune* post-retirement plan, the medical cost trend rates are expected to decline from 10.0% in 2004 to 5.0% by the year 2009. For the *Star Tribune's* plan (benefit obligation of $11.6 million and expense of $3.1 million), a 1.0% increase in the assumed health care cost trend rate would increase the benefit obligation and expense by $2.1 million and $288,000, respectively. A 1.0% decrease in the assumed health care cost trend rate would decrease the benefit obligation and expense by $1.8 million and $251,000, respectively.

The Company has deferred compensation plans (401(k) plans and other savings plans) which enable qualified employees to voluntarily defer compensation. The Company's mandatory matching contributions to the 401(k) plans were $6,724,000 in 2003, $6,768,000 in 2002 and $6,494,000 in 2001.

Note 6. Cash Flow Information

Cash paid during the years ended December 28, 2003, December 29, 2002 and December 30, 2001 for interest and income taxes were (in thousands):

	2003	2002	2001
Interest paid (net of amount capitalized)	**$15,113**	$26,384	$45,401
Income taxes paid (net of refunds)	**$78,059**	$88,082	$68,545

Cash provided or used by continuing operations was affected by changes in certain assets and liabilities were as follows (in thousands):

	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001
Increase (decrease) in assets:			
Trade receivables	**$ 4,029**	$ 3,729	$ (3,994)
Inventories	**907**	494	(2,228)
Other assets	**11,316**	(80,479)	10,736
Total	**16,252**	(76,256)	4,514
Increase (decrease) in liabilities:			
Accounts payable	**5,557**	(1,293)	2,262
Accrued compensation	**6,687**	(74,460)	2,242
Income taxes	**(4,051)**	(10,558)	4,375
Other liabilities	**4,044**	2,965	1,296
Total	**12,237**	(83,346)	10,175
Net cash increase (decrease) from changes in certain assets and liabilities	**$ (4,015)**	$ (7,090)	$ 5,661

The significant reduction in Other Assets and Accrued Compensation in 2002 is the result of two separate events:

At December 31, 2001, the Company had $78.2 million of prepaid pension assets related to three qualified pension plans (included in other assets in our Consolidated Balance Sheet) and separately had $34.8 million of liabilities related to a fourth qualified pension plan. During 2002 the Company merged two of its qualified pension plans. The Company had recorded a $63.4 million prepaid asset related to one plan and had an accrued liability related to the other. Given that these plans became one legal entity, the Company reduced its prepaid assets and liabilities to record a net pension prepaid asset of $33.5 million for the merged plan.

Other pension assets were reduced to zero at year-end 2002 when the Company recorded its additional minimum liability in accordance with SFAS No. 87. As noted in the Company's reconciliation of its funded status to the amounts recorded in its Consolidated Balance Sheet (Note 5), the Company had net prepaid pension assets totaling $33.9 million prior to recording its unfunded accumulated benefit obligations at the end of 2002. Accordingly, when the Company recorded an additional minimum liability of $136.1 million it netted its prepaid pension assets against this minimum pension liability, resulting in a net unfunded accumulated benefit obligation of $102.2 million at December 29, 2002.

Note 7. Commitments and Contingencies

As of December 28, 2003, the Company was a guarantor of $13.3 million of bank debt related to its interest in Ponderay, a general partnership that owns and operates a newsprint mill in Washington State. The guarantee amount represents the Company's pro rata portion of Ponderay debt, which is guaranteed by the general partners. The partnership was formed in 1985 and began operations in 1989. The debt is secured by the assets of Ponderay and is payable by Ponderay on April 12, 2006.

The Company has purchase obligations primarily related to capital expenditures for property, plant and equipment expiring at various dates through 2011, totaling $33.2 million.

The Company and its subsidiaries rent certain facilities and equipment under operating leases expiring at various dates through March 2010. Total rental expense amounted to $6,122,885 in 2003, $6,592,000 in 2002 and $6,428,000 in 2001.

Minimum rental commitments under operating leases with non-cancelable terms in excess of one year are (in thousands):

2004	$ 5,784
2005	4,881
2006	3,905
2007	2,619
2008	1,414
Thereafter	1,495
Total	$20,098

There are libel and other legal actions that have arisen in the ordinary course of business and are pending against the Company. From time to time the Company is involved as a party in various governmental proceedings, including environmental matters. Management believes, after reviewing such actions with counsel that the outcome of pending actions will not have a material adverse effect on the Company's consolidated results of operations or financial position.

Note 8. Common Stock and Stock Plans

The Company's Class A and Class B common stock participate equally in dividends. Holders of Class B common stock are entitled to one vote per share and to elect as a class 75% of the Board of Directors, rounded down to the nearest whole number. Holders of Class A common stock are entitled to one-tenth of a vote per share and to elect as a class 25% of the Board of Directors, rounded up to the nearest whole number. Class B common stock is convertible at the option of the holder into Class A common stock on a share-for-share basis.

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the Company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more "Permitted Transferees," subject to certain exceptions. A "Permitted Transferee" is any current holder of shares of Class B Common Stock of the Company; any lineal descendant of Charles K. McClatchy; or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more lineal descendants of Charles K. McClatchy.

In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events," each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder's ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, the Company has the option of purchasing the remaining shares. In general, any shares not purchased under this procedure will be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of common stock of the Company). The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

At December 28, 2003, the Company has six stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. No significant amounts of compensation costs have been recognized for its stock option plans and its stock purchase plan.

The Company's Amended Employee Stock Purchase Plan (the Purchase Plan) reserved 1,875,000 shares of Class A common stock for issuance to employees. Eligible employees may purchase shares at 85% of "fair market value" (as defined) through payroll deductions. The Purchase Plan can be automatically terminated by the Company at any time. As of December 28, 2003, a total of 1,274,383 shares of Class A common stock have been issued under the Purchase Plan.

The Company has three stock option plans which reserve 4,812,500 Class A common shares for issuance to key employees – the 1987, 1994 and 1997 plans ("Employee Plans"). Terms of each of the Employee Plans are substantially the same. Options are granted at the market price of the Class A common stock on the date of grant. The options vest in installments over four years, and once vested are exercisable up to 10 years from the date of grant. Although the plans permit the Company, at its sole discretion, to settle unexercised options by granting stock appreciation rights, the Company does not intend to avail itself of this alternative.

The Company's two amended and restated stock option plans for outside directors (the 1990 Stock Option Plan and the 2001 Director Plan, together the "Directors' Plans") provide for the issuance of up to 687,500 shares of Class A stock. Under these plans each non-employee director is granted, at the conclusion of each regular annual meeting of stockholders, an option to purchase shares of Class A common stock at fair market value on the date of the grant. In 2003, each such director was granted an option to purchase 3,000 shares of Class A common stock. Terms of the Directors' Plans are similar to the terms of the Employee Plans.

Outstanding options are summarized as follows:

	Options	Weighted Average Exercise Price
Outstanding December 31, 2000	1,843,082	$33.14
Granted	574,500	$45.38
Exercised	(250,027)	$25.31
Forfeited	(111,500)	$38.38
Outstanding December 30, 2001	2,056,055	$37.23
Granted	588,000	$57.46
Exercised	(356,325)	$27.14
Forfeited	(37,250)	$39.78
Outstanding December 29, 2002	2,250,480	$44.07
Granted	589,500	$66.62
Exercised	(203,305)	$35.96
Forfeited	(50,625)	$42.49
Outstanding December 28, 2003	**2,586,050**	**$49.88**

Options exercisable:	
December 30, 2001	612,055
December 29, 2002	592,105
December 28, 2003	**785,175**

The following tables summarize information about stock options outstanding in the stock plans at December 28, 2003:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$17.80–$40.38	905,050	5.86	$36.62	635,800	$35.19
$40.88–$57.20	1,058,000	8.42	$51.49	136,625	$45.51
$59.58–$68.25	623,000	9.80	$66.41	12,750	$60.70

Pro forma compensation costs are calculated for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	**.65**	0.70	1.15
Expected life	**5.23**	5.34	5.40
Volatility	**.1599**	.2325	.2691
Risk-free interest rate	**3.07**	3.29	4.40
Weighted average fair value of options granted	**$13.05**	$14.80	$13.27

See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on the Company's results.

Note 9. Fair Value of Financial Instruments and Derivative Disclosures

The following estimates were developed using available market data for instruments held as of December 28, 2003 and December 29, 2002 (in thousands):

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	**$ 3,384**	**$ 3,384**	$ 5,357	$ 5,357
Trade receivables	**129,066**	**129,066**	125,037	125,037
Accounts payable	**(31,841)**	**(31,841)**	(26,284)	(26,284)
Long-term debt	**(204,923)**	**(204,923)**	(471,615)	(471,615)
Interest rate swap agreements	**(1,304)**	**(1,304)**	(6,524)	(6,524)

The Company does not have, nor does it intend to enter into derivative contracts for trading purposes. The Company does not attempt to hedge fluctuations in the normal purchases of goods and services used to conduct its business operations. Hence, there is no intent to hedge or enter into contracts with embedded derivatives for the purchase of newsprint, ink and other inventories, leases of equipment and facilities, or its business insurance contracts.

The Company's interest rate swap agreement (see Note 3) is designated as a cash flow hedge and is specifically designed to hedge the variability in the expected cash flows that is attributable to interest rate fluctuations of its variable rate bank debt on $100.0 million through June 2004. The swap was entered into to match the significant terms of the debt in an effort to provide highly effective hedges.

The Company does not expect any significant net gain or loss to be recognized in earnings as a result of ineffectiveness of its cash flow hedges, nor any significant impact to its consolidated statement of financial position to result from recording the fair value of its cash flow hedges in its consolidated financial statements.

Management's Responsibility for Financial Information

The McClatchy Company management is responsible for the preparation and accuracy of the consolidated financial statements and other information included in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

In meeting its responsibility for the reliability of the financial statements, the Company depends on its system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures and an internal audit department. The Company's independent auditor, Deloitte & Touche LLP, has audited the accompanying financial statements and tested the accounting records as described in their report on page 50.

The Board of Directors reviews the financial statements and reporting practices of the Company through its Audit Committee, which is composed entirely of directors who are not officers or employees of the Company. The committee meets regularly with the independent auditor, internal auditors and management to discuss audit scope and results and to consider internal control and financial reporting matters. Both the independent and internal auditors have unrestricted access to the Audit Committee. The entire Board of Directors reviews the Company's financial performance and financial plan.

Gary B. Pruitt
Chairman, President and Chief Executive Officer
February 18, 2004

Patrick J. Talamantes
Vice President, Finance and Chief Financial Officer
February 18, 2004

Independent Auditors' Report

The McClatchy Company:

We have audited the accompanying consolidated balance sheet of The McClatchy Company and its subsidiaries as of December 28, 2003 and December 29, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The McClatchy Company and its subsidiaries at December 28, 2003 and December 29, 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Sacramento, California
February 18, 2004

DIRECTORS AND OFFICERS

DIRECTORS

Elizabeth Ballantine
President, EBA Associates

Leroy T. Barnes, Jr.
Vice President and Treasurer, PG&E Corporation

William K. Coblentz
Senior Partner, Coblentz, Patch, Duffy & Bass

Molly Maloney Evangelisti
Former Special Projects Coordinator, *The Sacramento Bee*

Larry Jinks
Former Newspaper Executive, Knight Ridder, Inc.

Joan F. Lane
Special Assistant to the Board of Trustees,
Stanford University

Kevin S. McClatchy
Managing General Partner and Chief Executive Officer,
Pittsburgh Pirates

James B. McClatchy
Publisher, The McClatchy Company

William Ellery McClatchy
Assistant Secretary, The McClatchy Company

Theodore R. Mitchell
President, Occidental College

Gary B. Pruitt
Chairman, President and Chief Executive Officer,
The McClatchy Company

S. Donley Ritchey, Jr.
Former Chairman and Chief Executive Officer,
Lucky Stores, Inc.

Frederick R. Ruiz
Chairman, Ruiz Food Products, Inc.

Maggie Wilderotter
Senior Vice President, World Wide Public Sector,
Microsoft Corporation

OFFICERS

Gary B. Pruitt
Chairman, President and Chief Executive Officer

James B. McClatchy
Publisher

Peter M. CaJacob*
Vice President, Human Resources

Christian A. Hendricks
Vice President, Interactive Media

Karole Morgan-Prager
Vice President, General Counsel and Corporate Secretary

Patrick J. Talamantes
Vice President, Finance and Chief Financial Officer

Howard Weaver
Vice President, News

Robert J. Weil
Vice President, Operations

Frank R. J. Whittaker
Vice President Operations

R. Elaine Lintecum
Treasurer

Robert W. Berger
Controller and Assistant Treasurer

William Ellery McClatchy
Assistant Secretary

*Mr. CaJacob is retiring in the spring of 2004 and is being replaced by Heather Fagundes, currently Director of Human Resources for McClatchy's Corporate Group.

STOCKHOLDER INFORMATION

GENERAL OFFICE:

The McClatchy Company
2100 Q Street
Sacramento, California 95816
(916) 321-1846
www.mcclatchy.com

TRANSFER AGENT AND REGISTRAR:

Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.melloninvestor.com
(800) 356-2017

INDEPENDENT AUDITOR:

Deloitte & Touche LLP
400 Capitol Mall, Suite 2000
Sacramento, California 95814

FORM 10-K:

Upon request, the company will provide, without charge, a copy of its report on Form 10-K filed with the Securities and Exchange Commission. Requests should be made in writing to:

The McClatchy Company
Attention: Treasurer
P. O. Box 15779
Sacramento, California 95852

ANNUAL MEETING:

The annual meeting of stockholders will be held at the Vizcaya Pavilion, 2019 21st Street, Sacramento, California, on Wednesday, May 19, 2004 at 9:00 a.m. Pacific Time.

COMMON STOCK:

The company's Class A Common Stock is listed on the New York Stock Exchange (NYSE symbol - MNI). Class A stock is also traded on the Midwest Stock Exchange and the Pacific Stock Exchange. The company's Class B stock is not publicly traded. The following table lists dividends paid on Common Stock and the prices of the company's Class A Common Stock as reported by these exchanges for 2003 and 2002:

	2003			2002		
	High	Low	Dividends	High	Low	Dividends
1st Quarter	$58.35	$51.39	$0.11	$61.10	$45.95	$0.10
2nd Quarter	$62.39	$52.70	$0.11	$65.55	$56.00	$0.10
3rd Quarter	$62.15	$55.58	$0.11	$64.20	$52.80	$0.10
4th Quarter	$70.14	$59.35	$0.11	$63.76	$54.60	$0.10

Design: Martin Design Associates
Photography: Keith Brofsky
At-a-Glance Photos: Gerry McIntyre
Printing: Fong & Fong Printers and Lithographers

This annual report is printed on recycled paper.

THE McCLATCHY COMPANY
Since 1857

2100 Q Street • Sacramento, CA 95816 • (916) 321-1846
www.mcclatchy.com